FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-217924

PHILLIPS EDISON GROCERY CENTER REIT III, INC.
SUPPLEMENT NO. 6 DATED JANUARY 14, 2019
TO THE PROSPECTUS DATED MAY 8, 2018
This prospectus supplement, or this Supplement No. 6, is part of the prospectus of Phillips Edison Grocery Center REIT III, Inc., or the Company, dated May 8, 2018, or the Prospectus, as supplemented by Supplement No. 1 to the Prospectus dated May 18, 2018, Supplement No. 2 to the Prospectus dated July 26, 2018, Supplement No. 3 to the Prospectus dated August 17, 2018, Supplement No. 4 to the Prospectus dated November 5, 2018, and Supplement No. 5 to the Prospectus dated November 14, 2018. Unless the context suggests otherwise, the terms “we,” “us,” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purpose of this Supplement No. 6 is to provide information regarding the acquisition of Ashburn Farm Market Center in Ashburn, Virginia.

Property Acquisition

On January 11, 2019, we purchased, through a wholly-owned subsidiary, a grocery-anchored shopping center containing 91,905 rentable square feet located on approximately 12.43 acres of land in Ashburn, Virginia (“Ashburn Farm Market Center”) for approximately $30.85 million, exclusive of closing costs. The purchase price was funded with cash and proceeds from our revolving credit facility. Ashburn Farm Market Center was purchased from Regency Realty Group, Inc., which is not affiliated with us, our advisor, or our sponsors.

Currently, Ashburn Farm Market Center is 98.3% leased to 25 tenants. Giant, a regional market-leading grocery store chain, occupies 53.3% of Ashburn Farm Market Center and serves as the anchor of the property. The Giant lease expires on October 31, 2031 and the average rental rate over the remaining lease term is $20.54 per square foot. Giant has eight options to extend the term of its lease by five years each (through October 2065). In addition to the Giant grocery store, other national and regional tenants at Ashburn Farm Market Center include AT&T, Domino’s Pizza, Mathnasium, Starbucks, Subway, The Little Gym, and The UPS Store.

Ashburn Farm Market Center was constructed in 2000. The average occupancy rate for Ashburn Farm Market Center during each of the last four years was as follows:

Year	Average Occupancy Rate
2015	100.00%
2016	98.73%
2017	98.33%
2018	98.01%

The average effective annual rental rate per square foot for each of the last four years for Ashburn Farm Market Center was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2015	$23.63
2016	$24.02
2017	$25.61
2018	$26.29

We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet. Average occupancy rate and average effective annual rental rate per square foot for 2014 is not available as the seller was unable to provide this information.

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The table below sets forth a schedule of expiring leases, as of January 11, 2019, over each of the next 10 years and thereafter for Ashburn Farm Market Center. The table shows the approximate rentable square feet and annualized base rent represented by the applicable lease expirations. Annualized effective base rent of expiring leases for each of the years is calculated based on the contractual rent as of January 11, 2019.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Leased Rentable Square Feet Expiring
2019	—	—	—	—	—
2020	6	$392,160	16.4%	10,430	11.4%
2021	4	217,344	9.1	6,464	7.0
2022	8	477,696	19.9	13,723	14.9
2023	3	232,764	9.7	5,741	6.2
2024	1	45,024	1.9	1,079	1.2
2025	—	—	—	—	—
2026	—	—	—	—	—
2027	2	160,092	6.7	3,946	4.3
2028	—	—	—	—	—
Thereafter	1	869,736	36.3	48,999	53.3

We currently have approximately $700,000 in capital improvements planned for of Ashburn Farm Market Center, including a partial roof replacement, partial parking lot resurfacing, and new LED parking lot lights. We believe that Ashburn Farm Market Center is suitable for its intended purpose and adequately insured.

The rate and method of depreciation and the life claimed for purposes of depreciation will be determined based upon the completion of cost allocation studies. The annual realty taxes payable on the property for the calendar year 2018 were approximately $396,000, at a rate of 1.085%.

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